

ÆON Co.,Ltd.
1-5-1 Nakase, Mihama-ku, Chiba-city, Chiba 261-8515, Japan
TEL.043-212-6098 FAX.043-212-6813




SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C.
209
SECTION

05008710

82-34806

June 3, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: ÆON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Dear Sir. / Madam

We, AEON Co., Ltd., a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Rule") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following lists is the information that we have disclosed since January 31, 2005 to date. The item 1, which we have filed with the Stock Exchange, is attached as ANNEX B, and items 2,3, and 4, which we have distribute to our shareholders, is attached as ANNEX C.

ANNEX B.
1. Brief Statement of Financial Results for the Fiscal Year ended February 2005

ANNEX C.
2. Correction of Forecast of Business Results
3. Strategic Business Partnership between Carrefour and Aeon in Japan : Aeon acquires Carrefour Japan
4. Strengthening of Business and Capital Tie-up

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz .

Thank you very much for your attention and co-operation.

Yours sincerely,

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Koji Iida
General Manager
Finance and Accounting Division
AEON Co., Ltd.


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH, D.C.
209
SECTION

ANNEX B

April 6, 2005

Brief Statement of Financial Results for the Fiscal Year ended February 2005

Name of the Listed Company: AEON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Stock Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)

Telephone: +81-43-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account: April 6, 2005

US GAAP: Not applicable

1. Consolidated Earnings of the Fiscal Year ended February 20, 2005 (February 21, 2004~ February 20, 2005)

(1) Consolidated Operating Result

	Total Revenues		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year ended February 2005	4,195,843	18.3	146,777	11.0	156,099	18.8
Fiscal Year ended February 2004	3,546,215	14.9	132,212	0.0	131,354	3.1

	Net Income		Net Income per Share	Net Income per Share after adjustment of potential shares
	Millions of Yen	(%)	Yen	Yen
Fiscal Year ended February 2005	62,066	12.2	88.71	88.64
Fiscal Year ended February 2004	55,316	7.9	165.57	—

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit:

Fiscal Year ended February 2005 2,735 (millions of yen)

Fiscal Year ended February 2004 652 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):

Fiscal Year ended February 2005 697,568,136 shares

Fiscal Year ended February 2004 333,024,536 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Total Revenues, Operating Income, Recurring Profit and Net Income show the rate change compared to previous interim period.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2005	2,752,088	632,022	23.0	871.63
Fiscal Year ended February 2004	2,609,271	479,090	18.4	1,438.08

Note Number of shares outstanding on term end (consolidated):

Fiscal Year ended February 2005 724,887,378 shares

Fiscal Year ended February 2004 333,021,215 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2005	69,089	△125,190	49,787	274,366
Fiscal Year ended February 2004	174,050	74,083	△63,020	281,723

(4) Matters concerning the Range of Consolidation and Equity Method

Number of Consolidated Subsidiaries: 129

Number of Equity Method Affiliates: 26

(5) Changes in the Range of Consolidation and Equity Method

Number of New Consolidated Subsidiaries: 7

Number of Excluded Consolidated Subsidiaries: 7

Number of New Equity-Method Affiliates: 2

Number of Excluded Equity-Method Affiliates: 4

2. Forecast of Consolidated Earnings Fiscal Year ending February 2006 (February 21, 2005～ February 20, 2006)

	Total Revenues	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	2,110,000	66,000	70,000	△28,000
Whole Fiscal Year	4,340,000	160,000	166,000	19,000

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
+8 others
Equity-MethodAffiliates
Posful Corporation
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+2 others
Equity-Method Affiliates
Kasumi Co., Ltd.
(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Supply of merchandise
Supply of merchandise
(Other Retail Stores)
Consolidated Subsidiaries
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Sunday Co., Ltd. (Homecenter)
+ 1 other
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
+22 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
Green cross･Coa Co., Ltd
Kraft Inc.
Terashima Co.,Ltd.
+2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
+19 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
AEON Techno Service Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD. +45 others
Equity-Method Affiliates total 6

[Footnotes: Translation Omitted]

Management Policy

1. General Management Policy
[Translation Omitted]

2. Policy regarding profit distribution
(1) Medium and Long Term Policy:
[Translation Omitted]
(2) Profit distribution for FYE February 2005
[Translation Omitted]
(3) Dividend payout scheduled to commence on: April 25,2005

3. Policy regarding the reduction in minimum investment unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]
(1) Medium to Long Term Objective: Foster global competitiveness.
[Translation Omitted]
(2) Medium Term Strategy:
① Promotion of Group Growth Strategy
[Translation Omitted]
② Establishment of Group Financial Ground which support growth
[Translation Omitted]
③ Establishment of Corporate Ethics
[Translation Omitted]

5.
(1) Re-configuration of the GMS operations for the current period.
(2) Establishment of the Super-Shopping-Center concept and business.
(3) Installation of the Group Management Structure.

6. Status of the Implementation of the "Corporate Governance Reform" for the current period.
(1) Overview
[Translation Omitted]
(2) Company with Committees System in AEON Co., Ltd.
[Translation Omitted]
(3) Development of infrastructures necessary for effective Corporate Governance
[Translation Omitted]

7. Status of the "Group Management Reform" for the Current Period.
[Translation Omitted]

8. Fulfillment of Social Responsibility as a Corporate Citizen.
[Translation Omitted]

9. New initiatives for the Current Period

(1) New Initiatives for Group Growth

① Stock Issuance and Stock Offering
[Translation Omitted]

② Establishment of AEON(China)Co., Ltd.
[Translation Omitted]

(2) Promotion of the Group Brand Strategy

Operating Results and Financial Conditions

1. Operating Results
   (Outline of Current Period)

   ① Status of General Performance
   [Translation Omitted]

   ② Status of Segments by Types of Business
   [Translation Omitted]

2. Financial Conditions
   [Translation Omitted]

3. Prospects of the next Period
   [Translation Omitted]

CONSOLIDATED BALANCE SHEETS

(unit: millions of yen)

Item	This Consolidated Fiscal Year (February 20,2005)		Previous Consolidated Fiscal Year (February 20,2004)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	278,934		286,588	
2 Notes receivable and accounts receivable	214,019		173,763	
3 Securities	6,603		4,283	
4 Merchandise inventories	287,894		267,066	
5 Deferred tax assets	20,513		16,706	
6 Finance receivables	355,041		304,293	
7 Others	102,970		90,099	
Allowance for doubtful accounts	(22,248)		(16,353)	
Total Current Assets	1,243,728	45.2	1,126,477	43.2
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures	600,953		560,451	
2 Furniture and fixtures	93,323		83,841	
3 Land	236,003		247,111	
4 Construction in progress	15,482		9,610	
5 Others	257		314	
Total tangible fixed assets	946,021	34.4	901,329	34.5
(2) Intangible Fixed Assets				
1 Software	30,803		27,956	
2 Others	25,270		33,555	
Total Intangible Fixed Assets	56,074	2.0	61,512	2.4
(3) Investments and other assets				
1 Investment securities	113,975		114,867	
2 Deferred tax assets	25,898		33,376	
3 Fixed leasehold deposits to lessors	322,445		334,126	
4 Store rent suspence account	5,540		3,288	
5 Others	101,011		112,714	
Allowance for doubtful accounts	(63,121)		(78,391)	
Total investment and other assets	505,749	18.4	519,981	19.9
Total fixed assets	1,507,845	54.8	1,482,823	56.8
III Deferred Assets				
Stock issue costs	515		-	
Total Deferred Assets	515	0.0	-	-
Total of Assets	2,752,088	100.0	2,609,271	100.0

Item	This Consolidated Fiscal Year (February 20,2005)		Previous Consolidated Fiscal Year (February 20,2004)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts payable - trade	485,169		480,589	
2 Short-term borrowings (other than commercial paper)	78,985		93,182	
3 Curernt portion of long-term debt	113,965		78,674	
4 Current portion of bonds	22,765		-	
5 Commercial paper	1,000		33,000	
6 Income taxes payable	26,948		26,654	
7 Accrued bonuses	8,711		8,629	
8 Provision for store closing expenses	6,124		4,105	
9 Current portion of obligations under reorganization proceedings	16,660		48,040	
10 Notes payable for properties	54,353		42,013	
11 Others	233,071		212,545	
Total current liabilities	1,047,757	38.1	1,027,435	39.4
II Fixed Liabilities				
1 Bonds	125,150		137,915	
2 Long-term debt	396,966		367,228	
3 Deferred tax liabilities	8,722		8,762	
4 Reserve for retirement grants	33,313		64,100	
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,525		1,654	
6 Provision for store closing expenses	5,576		3,886	
7 Provision for contingent liabilities	1,790		3,804	
8 Obligations under reorganization proceedings	60,953		94,314	
9 Lease deposits from lessees	153,474		147,580	
10 Negative goodwill	75,966		87,904	
11 Others	7,404		8,955	
Total Fixed Liabilities	870,842	31.6	926,106	35.5
Total of Liabilities	1,918,599	69.7	1,953,542	74.9
(Minority Interests)				
Minority Interests	201,465	7.3	176,638	6.7
(Equity)				
I Common stock	101,798	3.7	51,296	2.0
II Capital surplus	167,710	6.1	117,235	4.5
III Retained earnings	356,004	12.9	300,101	11.5
IV Unrealized gain on available-for-sale securities	12,454	0.5	14,185	0.5
V Foreign currency translation adjustments	(5,222)	(0.2)	(3,041)	(0.1)
VI Treasury Stock-at cost	(721)	(0.0)	(687)	(0.0)
Total of equity	632,022	23.0	479,090	18.4
Total of Liabilities, Minority Interests and Equity	2,752,088	100.0	2,609,271	100.0

CONSOLIDATED PROFIT AND LOSS STATEMENTS

Item	This Conslidated Fiscal Year (February 21, 2004 – February 20, 2005)		Previous Consolidated Fiscal Year (February 21, 2003 – February 20, 2004)	
	Amount	Ratio	Amount	Ratio
		%		%
I Net sales	3,813,635	100.0	3,258,628	100.0
II Cost of sales	2,782,590	73.0	2,343,430	71.9
Gross profit on sales	1,031,044	27.0	915,198	28.1
III Rental and other revenues	382,208	10.0	287,587	8.8
Gross profit	1,413,253	37.0	1,202,785	36.9
IV Selling, general and administrative expenses	1,266,476	33.2	1,070,573	32.8
Operating Income	146,777	3.8	132,212	4.1
V Non-operating income	21,457	0.6	10,781	0.3
Interest income	1,297		1,006	
Dividend income	894		738	
Amortizaition of negative goodwill-net	9,150		2,158	
Equity in earnings of affiliated companies	2,735		652	
Penalties from tenants	1,254		1,028	
Insurance income	-		638	
Others	6,125		4,557	
VI Non-operating expenses	12,135	0.3	11,639	0.4
Interest expense	6,929		7,437	
Others	5,205		4,202	
Recurring profit	156,099	4.1	131,354	4.0
VII Special profit	23,934	0.6	13,571	0.5
Gain on sale of fixed assets	3,117		1,260	
Gain on sale of investment securities	7,382		5,716	
Gain on provision for store closing expenses	-		1,566	
Gain on Transfer of pension plans	3,800		-	
Others	9,634		5,028	
VIII Special loss	43,211	1.1	19,207	0.6
Loss on retirement of fixed assets	3,401		3,805	
Allowance for doubtful accounts	1,556		2,608	
Loss from store closing	1,947		1,577	
Write-off cost for fixed assets	5,842		780	
Provision for store closing expenses	5,169		660	
Loss on transfer of the substitutional portion of the governmental pension program	7,006		-	
Prior year adjustments	4,466		-	
Others	13,820		9,775	
Interim Income before income taxes and minority interests	136,823	3.6	125,718	3.9
Current income tax	43,589		48,124	
Deferred income tax	5,687		(498)	
Sub total	49,277	1.3	47,625	1.5
Minority interests in net income	25,479	0.7	22,777	0.7
Interim(This period)Net income	62,066	1.6	55,316	1.7

CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	This Consolidated Fiscal Year (February 21, 2004 – February 20, 2005)		Previous Consolidated Fiscal Year (February 21, 2003 – February 20, 2004)	
Capital surplus				
I Initial balance of capital surplus		117,235		117,235
II Increase in capital surplus				
Issue of new shares by capital increase	50,472		–	
Gain on disposal of treasury stocks	2	50,474	0	0
III Closing Balance of capital surplus		167,710		117,235
Retained earnings				
I Initial Balance of retained earnings		300,101		252,043
II Increase in retained earnings				
Net Income	62,066		55,316	
Change in decrease of affiliated companies	643		–	
Others	770	63,479	441	55,758
III Decrease in retained earnings				
Dividends	7,326		7,326	
Bonus to directors and corporate auditors	251	7,577	373	7,699
IV Closing balance of retained earnings		356,004		300,101

STATEMENTS OF CONSOLIDATED CASH FLOWS

(unit: millions of yen)

Item	Current Consolidated Fiscal Period (February 21, 2004 – February 20, 2005)	Previous Consolidated Fiscal Period (February 21, 2003 – February 20, 2004)	Increase and Decrease
I Cash Flows from Operating Activities			
Income before income taxes and minority interests	136,823	125,718	11,105
Depreciation and amortization	96,797	78,191	18,606
Write-off cost for fixed assets	5,842	780	5,062
Amortization of negative goodwill-net	(9,150)	(2,158)	(6,992)
Increase (decrease) in allowance for doubtful accounts	24,763	(1,401)	26,164
Increase (decrease) in reserves for bonus	94	(663)	757
Increase in employees retirement benefit	4,501	3,399	1,102
Increase (decrease) in provision for store closing expenses	3,945	(2,466)	6,411
Interest and dividend income	(2,191)	(1,744)	(447)
Interest expense	6,929	7,437	(508)
Foreign exchange (gain) loss-net	138	(33)	171
Gain on equity-method investment	(2,735)	(652)	(2,083)
Gain on sale of fixed assets	(3,117)	(1,260)	(1,857)
Loss on sale or retirement of fixed assets	5,098	5,139	(41)
Loss on sale of fixed leasehold deposits to lessors	2,575	-	2,575
Capital gain on sale of securities	(6,518)	(5,142)	(1,376)
Appraisal loss on securities	-	126	(126)
Gain from forgiveness of debt	(1,540)	-	(1,540)
Gain on transfer of pension plans	(3,800)	-	(3,800)
Loss on transfer of the substitutional portion of the govenmental pension program	7,006	-	7,006
Increase in trade receivable	(47,750)	(23,939)	(23,811)
Decrease(increase) in inventory assets	(21,245)	(4,495)	(16,750)
Increase(decrease) in notes and accounts payable-trade	3,751	32,635	(28,884)
Increase in finance receivables	(62,007)	-	(62,007)
Other assets or debt	9,080	21,642	(12,562)
Others	8,700	788	7,912
Sub-total	155,900	231,899	(75,999)
Interest and dividend received	2,344	1,913	431
Interest paid	(6,867)	(7,423)	556
Paid for the transfer to the defined-contribution pension plan and others	(39,155)	-	(39,155)
Income taxes, etc.	(43,222)	(52,338)	9,116
Cash Flows from Operating Activities	69,089	174,050	(104,961)
II Cash Flows from Investing Activities			
Purchases of marketable securities	(5,000)	(8,899)	3,899
Proceeds from sale of marketable securities	3,760	13,973	(10,213)
Purchases of properties	(174,817)	(133,239)	(41,578)
Proceeds from sale of properties	38,828	26,492	12,336
Purchases of investment securities	(5,578)	(19,431)	13,853
Proceeds from sales of investment securities	16,681	2,578	14,103
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	(2,427)	195,476	(197,903)
(Payments for) proceeds from sales of consolidated subsidiaries	(1,538)	(1,156)	(382)
Paymenrs for fixed leasehold deposits to lessors	(24,186)	(20,735)	(3,451)
Collection of fixed leasehold deposits to lessors	27,612	15,700	11,912
Proceeds from lease deposits from lessees	19,673	20,404	(731)
Repayments of lease deposits from lessees	(15,984)	(15,650)	(334)
Others	(2,214)	(1,427)	(787)
Cash Flows from Investing Activities	125,190	74,083	51,107
III Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	(43,583)	(126)	(43,457)
Proceeds from long-term debt	146,149	101,697	44,452
Repayments of long-term debt	(82,782)	(107,759)	24,977
Proceeds from Issue of bonds	9,935	9,934	1
Repayments of redemption of debenture	(50)	(25)	(25)
Proceeds from issuing common stock	100,210	-	100,210
Repayments of obligations under reorganization proceedings	(58,754)	(66,080)	7,326
Proceeds from issuance of subsidiaries' stock to minority shareholders	7,111	4,592	2,519
Repurchases of subsidiaries' stock from minority sbareholders	(6,493)	(3,196)	(3,297)
Dividends paid to shareholders	(7,326)	(7,326)	0
Dividends paid to minority shareholders	(5,195)	(4,700)	(495)
Others	(9,433)	9,969	(19,402)
Cash Flows from Financing Activities	49,787	(63,020)	112,807
IV Foreign currency translation adjustment on cash and cash equivalents	(1,042)	(2,468)	1,426
V Net (decrease) increase in cash and cash equivalents	(7,356)	182,645	(190,001)
VI Initial cash and cash equivalents	281,723	96,793	184,930
VII Initial cash and cash equivalents (new consolidated subsidiary)	-	2,284	(2,284)
VIII Closing balance of cash and cash equivalents	274,366	281,723	(7,357)

Important Matters in Forming the Basis of Preparing the Interim Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

[Translation] (Press Release)


SEC MAIL
RECEIVED
PROCESSING
JUN 0 6 2005
WASH. DC
209
SECTION

March 10th, 2005

To: Press

Luc Vandevelde ,Chairman of the Board, Carrefour S.A.

Motoya OKADA, President, Aeon Co., Ltd

Strategic Business Partnership between Carrefour and Aeon in Japan
Aeon Acquires Carrefour Japan

Aeon and Carrefour are pleased to announce today Aeon has acquired all the shares of Carrefour Japan from Carrefour S.A.

The purpose of this transaction is to combine the experience and market know-how of the number one Japanese retailer associated with the second largest global retailer with wealth of know-how in order to develop hypermarket business in Japan. Aeon who operates multi format business is considering placing hypermarket as one of its core formats in its future business.

Also, Aeon will have the exclusive right to use the Carrefour brand in Japan. This will allow Aeon to provide customers with new products and services, by developing valuable products such as European foods as well as world foods, and fashionable household groceries, etc. at low cost and adding such products in the assortments of Aeon group companies, through utilising global sourcing network and scale of business of Carrefour S.A. In addition, two companies are contemplating the possibilities of collaborating on a number of commercial concepts in Japan.

For Carrefour, the sale of Carrefour Japan is part of its divestment program announced in September.

Carrefour Japan was a wholly-owned subsidiary of Carrefour S.A. (the world No. 2 retailer). Since the first store was opened in Makuhari in December 2000, 8 hypermarkets have been operated in Japan. The scale of turnover in the fiscal year of 2004 is approximately 50 billion yen.

Taking this opportunity, we would like announce the change of the current company name from 'Carrefour Japan' to 'Aeon Marché Co., Ltd'.

Notes

1. Outline of Business Assignment: Aeon will take over 100% of shares of Carrefour Japan from Carrefour S.A

2. Outline of Company

(1) Carrefour S.A. (for the term ending in December, 2003)

(i) Headquarter: Paris Cedex 16, France

(ii) Representative: José Luis Duran, General Manager

(iii) Contents of Business: Retail

(iv) Incorporation: July, 1959

(v) Turnover: 70,486 Million Euro

(2) Aeon (for the term ending in February, 2004)

(i) Headquarter: Chiba, Japan

(ii) Representative: Motoya Okada, President

(iii) Contents of Business: Retailer

(iv) Incorporation: September, 1926

(v) Turnover: 3,258,628 Million Yen

(3) Carrefour Japan (for the term ending in December, 2003)

(i) Headquarter: East Tower 18F, Akasaka Twin Tower, 2-17-22, Akasaka, Minato-ku, Tokyo 107-0052

(ii) Representative: Loic Dubois

(iii) Contents of Business: Retailer

(iv) Incorporation: January 11th, 1999

(v) Turnover: 29,330 Million Yen

(4) Aeon Marché Co., Ltd.

(i) Headquarter: East Tower 18F, Akasaka Twin Tower, 2-17-22, Akasaka, Minato-ku, Tokyo 107-0052

(ii) Representative: Fukunobu Hirashima

(iii) Contents of Business: Retailer

(iv) Incorporation: March 10th, 2005

3. Schedule for Business Assignment

March 10th, 2005 Execution of business assignment agreement

March 10th, 2005 Date of business assignment

4. Future Prospect

This assignment will not give any effect on the prospects of business results in respect of the consolidated financial statements of Aeon for the term ending in February 2006

5. Profile of the President of Aeon Marché Co., Ltd.

(1) Representative Director and President

(2) Name: Fukunobu Hirashima

(3) Date of Birth: December 12, 1946

(4) Career summary:

May 2004– present Executive Vice President, AEON Co., Ltd.

May 2003 Senior Vice President, AEON Co., Ltd.

May 2002 Member of the Board of Directors, AEON Co., Ltd.

March 2001 General Manager, Nishi Nihon Regional Company, JUSCO Co., Ltd.

March 1999 General Manager, Seibu Regional Company, JUSCO Co., Ltd.

March 1969 Joined Okadaya Co., Ltd.

[Contacts]

Carrefour S.A.

Analysts – David Shriver +33 1 53 70 19 00

Press – Florence Baranes– Cohen +33 1 53 70 19 00

Aeon Co., Ltd:

Corporate Communications Dept – Manabu Ohshima

Tel: +81 43 212 6061 Fax: + 81 43 212 6804


SEC MAIL
RECEIVED
JUN 06 2005
WASH, D.C.
209

March 1, 2005

To Whom It May Concern

Company Name: AEON Co., Ltd.
Representative: Director
President & Representative Operating Officer: Motoya Okada
(Code #: 8267)
Contact: Corporate Communication
Executive Officer & Manager: Yuiken Tsutsumi
(TEL: 043-212-6042)

Correction of Forecast of Business Results

1. Consolidated Business Results

We correct Forecast of Consolidated Results for the period ending February 20, 2005 (from February 21, 2004 to February 20, 2005) as follows given the current situation of GMS operation while we expect we mark a record high in operating revenue, operating profit and ordinary income for the five consecutive years.

<Forecast of Consolidated Results in the Current Period>

(From February 21, 2004 to February 20, 2005) (Unit: millions of yen)

	Operating revenue	Operating income	Ordinary income	Net income
Forecast announced last time	4,100,000	157,000	160,000	66,000
Corrected forecast this time	4,150,000	142,000	150,000	56,000
Increase or decrease ratio from the previous period	17.0%	7.4%	14.2%	1.2%

Business results in the previous period (Year ended February 20, 2004)	3,546,215	132,212	131,354	55,316

2. Non-consolidated Business Results of Parent

(1) We correct Forecast of Non-Consolidated Results of Parent for the period ending February 20, 2005 (from February 21, 2004 to February 20, 2005) announced at "Summary of individual balance sheet for the interim period ending February 20, 2005" dated October 5, 2004 as follows.

<Forecast of Non-consolidated Results of Parent in the Current Period>

(From February 21, 2004 to February 20, 2005) (Unit: millions of yen)

	Operating revenue	Operating income	Ordinary income	Net income
Forecast announced last time (A)	1,820,000	27,000	32,500	18,000
Corrected forecast this time (B)	1,830,000	17,000	22,500	12,000
Increase or decrease (B-A)	10,000	▲10,000	▲10,000	▲6,000
Increase or decrease ratio	0.5%	▲37.0%	▲30.8%	▲33.3%
Increase or decrease from the previous period	65,635	▲7,017	▲5,093	▲3,795
Increase or decrease ratio from the previous period	3.7%	▲29.2%	▲18.5%	▲24.0%

Business results in the previous period (Year ended February 20, 2004)	1,764,365	24,017	27,593	15,795

March 31, 2005

To Whom It May Concern


SEC MAIL PROCESSING
JUN 06 2005
WASH. D.C.
209
SECTION

SUNDAY Co., Ltd. (Securities Code: 7450)
YoshidaSangyo Co., Ltd.
AEON Co., Ltd. (Securities Code: 8267)

Strengthening of Business and Capital Tie-up

SUNDAY Co., Ltd. (Head Office: Hachinohe-shi, President & Representative Director: Keizo Tamura, hereinafter referred to as "SUNDAY" and AEON Co., Ltd. (Head Office: Chiba-shi, President: Motoya Okada, hereinafter referred to as "AEON") agreed to further enhance business and capital tie-up which was concluded by both companies on August 18, 2003 and we hereby announce it.

(Translation Omitted)

1. Strengthening of business tie-up
   SUNDAY shall aim for the establishment of super center business with AEON while further reinforcing its home improvement store business. Specifically SUNDAY shall plan to participate in hardware division of "AEON Super Center" which AEON shall deploy in Tohoku area starting this fiscal year, and operate hardware division of several super center stores in that area for the meantime.

2. Assignment of Representative Director
   SUNDAY asked AEON to send President & Representative Director in order to bring about a complete change of heart among employees and realize further growth taking advantage of the challenge for super center business. AEON decided to send President & Representative Director upon this request. New President shall plan to assume its position after the General Meeting of Shareholders of SUNDAY scheduled for May 12, 2005.

3. Strengthening of capital tie-up
   SUNDAY shall issue 2,049,000 shares of common stock through the allotment of new shares to a third party by the end of May, and AEON and YoshidaSangyo shall take up 1,649,000 shares and 400,000 shares of common stock respectively. In the result, AEON shall become the largest shareholder of SUNDAY with holding 35.0 % of shares.
   Details on the allotment of new shares to a third party are currently under discussion and will be announced as soon as a decision is made.

4. Outline of Companies

(1) SUNDAY Co., Ltd.

Head Office:	6-22-10 Nejiro, Hachinohe-shi, Aomori Prefecture
Incorporation:	May 1975
Capital:	¥1,345 million (as of August 20, 2004)
Operating Revenue:	¥36,689 million (Year ended February 20, 2004)
Number of Stores:	46 stores (as of August 20, 2004)
Number of Employees:	440 persons (as of August 20, 2004)
Representative:	President & Director: Keizo Tamura
	Vice President & Director: Chuji Kamikozawa

(2) YoshidaSangyo Co., Ltd.

Head Office:	2 Nijyusannichimachi, Hachinohe-shi, Aomori Prefecture
Incorporation:	December 1948
Capital:	¥363 million (as of March 31, 2004)
Operating Revenue:	¥64,984 million (Year ended March 31, 2004)
Number of Branch Offices:	20 branch offices (as of March 31, 2004)
Number of Employees:	625 persons (as of March 31, 2004)
Representative:	President & Director: Shigeo Yoshida